UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Alternate Energy Holdings, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                                  Rick J. Bucci
                     911 E. Winding Creek Drive, Suite #150
                               Eagle, Idaho 83616
                                 (208) 939-9311
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                     --------------------------
                                                           Page 2 of 5    Pages
                                                     --------------------------
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1    NAME OF REPORTING PERSON:

     Rick J. Bucci

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                       (b) [  ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS                 00 / PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------


      Number of               7           SOLE VOTING POWER
       Shares                             4,015,045
    Beneficially              --------------------------------------------------
      owned by                8           SHARED VOTING POWER
        Each                              0
      Reporting               --------------------------------------------------
       Person                 9           SOLE DISPOSITIVE POWER
        with                              4,015,045
                              --------------------------------------------------
                              10          SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,015,045 Common Shares directly
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2% Common Stock Directly
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------


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                                                     --------------------------
                                                           Page 3 of 5    Pages
                                                     --------------------------

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Alternate Energy Holdings, Inc., a Nevada corporation ("AEHI"). The address of the principal executive offices of AEHI is 911 E. Winding Creek Drive, Suite #150, Eagle, Idaho 83616.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of Rick J. Bucci.

         (b) Mr. Bucci's business address is 911 E. Winding Creek Drive, Suite #150, Eagle, Idaho 83616.

         (c) Rick J. Bucci.  Vice President and Chief Financial Officer of AEHI

Mr. Bucci, a Certified Public Accountant, has served as Chief Financial Officer of AEHI since September 2007 and as Vice President since December 2008. Mr. Bucci has practiced accounting and tax for 19 years; his background includes hotels, construction, real estate development and banking. Additionally, he has served previously as CFO of two corporations, Veterans Outreach Center and Finger Lakes Family Care, Inc. His experience includes tax planning and preparation, audit services, financial statement preparation and presentation, bank financing and various consulting engagements. Mr. Bucci currently owns and operates a Certified Public Accounting firm, Rick J. Bucci, CPA, which is licensed to practice public accounting in New York State and has over 350 clients. He attended the State University of New York at Geneseo (1984 through
1988).

          (d) Mr. Bucci has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bucci has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bucci is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Bucci obtained 4,000,000 shares as compensation for services as Vice President and Chief Financial Officer. 15,045 shares were purchased on the open market prior to Mr. Bucci becoming an officer of AEHI.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Bucci does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of AEHI, or the disposition of securities of AEHI;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving AEHI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of AEHI or any of its subsidiaries;



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                                                  --------------------------
                                                        Page 4 of 5    Pages
                                                  --------------------------

         (d) Any change in the present board of directors or management of AEHI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of AEHI;

         (f)  Any  other  material   change  in  AEHI's  business  or  corporate
structure;

         (g) Changes in AEHI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AEHI by any person;

         (h) Causing a class of securities of AEHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of AEHI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of AEHI common stock reported below are based on the statement that as of December 3, 2008 there were 77,482,755 shares of AEHI common stock outstanding.

(a) Aggregate number of shares owned (directly and indirectly):                  4,015,045 common shares directly;
                                                                                 0 common shares indirectly

Percent of outstanding shares owned:                                             5.2% directly; 0% indirectly


(b) Sole Power of voting for Reporting Person:                                   4,015,045 common shares

Shared Power of voting for Reporting Person:                                     None

(c) Transactions in securities in the past 60 days for Reporting Person:         None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable



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                                                   --------------------------
                                                         Page 5 of 5    Pages
                                                   --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr.  Bucci  has  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with other persons with respect to the securities of AEHI, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 2009


/s/Rick J. Bucci
--------------------------
Rick J. Bucci